Filed by Hampton Roads Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

(Commission File No. 000-53380)

Date: March 2, 2016

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  Website announcing the pending merger of Hampton Roads Bankshares, Inc. and Xenith Bankshares, Inc. launched on March 2, 2016 (“Merger Website”)

•                  Letter to customers of Hampton Roads Bankshares, Inc. included in the Merger Website.

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[Legends included in the original are excerpted at the end of this filing]

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To Our Bank of Hampton Roads Customers,

Recently, we announced some exciting news - Bank of Hampton Roads and Xenith Bank are coming together as part of a strategic merger.  The combined bank, which will operate as Xenith Bank, will remain steadfast in the commitment to building long-term customer relationships while providing the exceptional customer service you have come to expect and deserve.  As part of the merger, we are equally pleased to announce that T. Gaylon Layfield, III, current CEO of Xenith Bank, will become the CEO of the combined bank at closing.  Donna W. Richards will continue in her role as President and COO.

Xenith is a financially strong bank that shares many of the same core values and guiding principles that make us successful.  They are a business-focused bank operating in the Greater Washington D.C., Richmond, and Hampton Roads Virginia markets.  Their extensive business banking experience will complement our retail and consumer focus.  The adoption of the Xenith name will finally solidify our branches under one brand, creating greater efficiency and consistency as we move forward as a stronger united company.

The merger is subject to regulatory approval, approval of the shareholders of both companies, and other customary closing conditions.  We will communicate further once these approvals have been received.  The merger and name change are expected to take place in the third quarter of 2016.  At that time all Bank of Hampton Roads, Gateway Bank, and Shore Bank branches will adopt the Xenith Bank name.  There are no contemplated Bank of Hampton Roads, Gateway Bank, or Shore Bank branch closures related to the merger.  Please know you will still be working with the people you know and trust.  Our goal is to provide customers, employees and our communities a convenient and efficient way to bank, where the focus is on continually growing and improving what we have to offer our customers and partners.  This is a great opportunity for our bank!

We expect minimal changes in our products and services.  You have our promise that we will do everything we can to make the transition as seamless as possible.  As always, thank you for your partnership!

Sincerely,

/s/ Charles M. Johnston	/s/ Donna W. Richards

Charles M. Johnston	Donna W. Richards
Chairman and Interim CEO	President and COO

[Legends included in the original are excerpted at the end of this filing]

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Cautionary Note Regarding Forward-Looking Statements.

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Hampton Roads Bankshares, Inc.’s (“HRB”) and Xenith Bankshares, Inc.’s (“Xenith”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time.  Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in HRB’s and Xenith’s reports filed with the Securities and Exchange Commission and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by HRB and Xenith stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the HRB and Xenith businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; HRB’s and Xenith’s businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the inability to realize deferred tax assets within expected time frames or at all; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of HRB’s and Xenith’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by HRB with the SEC may be obtained free of charge at HRB’s website at www.bankofhamptonroads.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from HRB by requesting them in writing to Hampton Roads Bankshares, Inc., 641 Lynnhaven Parkway, Virginia Beach, Virginia 23452, or by telephone at (757) 217-1000.

The documents filed by Xenith with the SEC may be obtained free of charge at Xenith’s website at www.xenithbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Xenith by requesting them in writing to Xenith Bankshares, Inc., One James Center, 901 E. Cary Street, Suite 1700, Richmond, Virginia 23219, Attention: Thomas W. Osgood, or by telephone at (804) 433-2209.

In connection with the proposed transaction, HRB intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Xenith and HRB and a prospectus of HRB, and each party will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Xenith and HRB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals.  Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from HRB or Xenith as described in the paragraphs above.

HRB, Xenith, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from HRB and Xenith shareholders in connection with the proposed transaction. Information about the directors and executive officers of HRB and their ownership of HRB common stock is set forth in the definitive proxy statement for HRB’s 2015 annual meeting of shareholders, as previously filed with the SEC on April 27, 2015.  Information about the directors and executive officers of Xenith and their ownership of Xenith common stock is set forth in the definitive proxy statement for Xenith’s 2015 annual meeting of shareholders, as previously filed with the SEC on March 19, 2015.  Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.  Free copies of these documents may be obtained as described in the paragraphs above.

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